Exhibit 99.2

Einride, a Global Leader in Autonomous and Electric Freight, Commences Trading on Nasdaq Under Tickers “ENRD” and “ENRDW”

NEW YORK, NY & STOCKHOLM, SWEDEN - June 10, 2026 - Einride AB (Nasdaq: ENRD) (“Einride” or the “Company”), a technology company driving the transition to cost-efficient electric and autonomous freight, announced today that its American depository shares and warrants began trading on the Nasdaq Global Market and Nasdaq Capital Market, respectively. under the ticker symbols “ENRD” and “ENRDW”, respectively.

To mark the Company’s public market debut, Einride leadership is celebrating by ringing the Nasdaq Opening Bell at MarketSite in Times Square. The live broadcast of the Nasdaq Opening Bell ceremony is available at nasdaq.com/marketsite/bell-ringing-ceremony. Images can be found here.

Founded in Stockholm in 2016, Einride has spent a decade building the technology platform, operational infrastructure, and customer relationships to make large-scale electric and autonomous freight a reality. The Company’s customers include some of the world’s largest shippers across FMCG, food, and industrial verticals. With a portfolio of 30 global customers, comprehensive operational data integrations, and a pipeline exceeding $800 million in opportunities through its Joint Business Plans, Einride enters the public markets with a proven, scalable platform targeting a $4.6 trillion total addressable market.

“Over the past decade, Einride has built the technology and the customer base to lead the transition to autonomous and electric freight. Our focus now is clear: continue expanding with our customers and increase automation within their networks, demonstrating that every mile we run makes the entire network more efficient,” said Roozbeh Charli, Chief Executive Officer, Einride.

“Einride started with the simple idea that freight could be done differently, and better. Today’s listing marks an important milestone for Einride and reflects the strength of the technology platform, the trust of our customers, and the work our team has done to build and scale a modern freight technology business,” said Robert Falck, Founder and Executive Chairman, Einride.

Einride’s business model is engineered to capture value across the entire freight ecosystem. This includes Freight-Capacity-as-a-Service (FCaaS), providing end-to-end autonomous and electric shipping solutions, and Software-as-a-Service (SaaS), through which Einride licenses its technology to third-party operators, OEMs, and defense organizations. This approach provides multiple pathways for growth as global adoption accelerates. At the core of this ecosystem is Saga, Einride’s proprietary AI platform, which optimizes freight operations by simultaneously integrating vehicle telemetry, charging infrastructure, routing, and demand data across the global network.

“Einride’s technology is already operating at scale, supported by deep customer relationships and a vision for the future of freight that is backed by a decade of disciplined execution,” added Eric Rosenfeld, former Chief SPAC Officer of Legato Merger Corp. III (“Legato”) and a director of Einride. “We are proud to have partnered with the Einride team to bring this transformative opportunity to the public markets.”

Investor Commentary

“Einride saw where freight was heading long before the rest of the industry did; electric, autonomous and software-defined,” said Ted Persson, partner at EQT Ventures and a director of Einride. “Over the past decade, the team has turned that vision into a company operating across continents. This listing is a testament to their long-term vision and execution, and a great example of a European technology company scaling onto the global stage. We’re proud to be part of their journey.”

“Einride wasn’t improving freight, it was redrawing the map of road transportation. We backed that ambition early because, while others saw an autonomous-electric transport company, we saw the foundations of a next-generation AI freight platform,” Marek Kiisa, Co-Founder and General Partner, NordicNinja, Europe’s largest Japan-backed venture capital fund. “The leadership team had the vision and engineering discipline to turn science fiction into reality, and today’s milestone reflects years of relentless execution.”

Advisors

TD Cowen served as the lead financial and capital markets advisor to Einride. TD Cowen and BTIG, LLC acted as placement agents to Einride. BTIG, LLC also served as capital markets advisor to Legato. DLA Piper LLP (US), Advokatfirma DLA Piper Sweden KB, and Conyers Dill & Pearman LLP served as legal counsel to Einride. Graubard Miller, Lindskog Malmström Advokatbyrå AB, and Appleby (Cayman) Ltd. served as legal counsel to Legato. Greenberg Traurig, LLP served as legal counsel to the placement agents.

About Einride

Founded in Stockholm in 2016, Einride (Nasdaq: ENRD) is a technology leader driving the transition to sustainable, cost-efficient autonomous and electric freight operations. The Company’s platform integrates AI-powered freight intelligence, proprietary autonomous technology, and one of the world’s largest electric heavy-duty fleets. Einride serves a global customer base across North America, Europe, and the Middle East through a dual business model encompassing Freight-Capacity-as-a-Service (FCaaS) and a Software-as-a-Service (SaaS) platform.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding Einride’s expected and potential ARR and estimated total addressable market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) risks related to the scaling of the Company’s business and the timing of expected business milestones; (2) the ability to meet stock exchange listing standards following the business combination; (3) the risk that the business combination disrupts current plans and operations of the Company as a result of the consummation of the business combination; (4) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) costs related to the business combination; (6) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (7) the possibility that the Company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (8) supply shortages in the materials necessary for the production of Einride’s solutions; (9) negative perceptions or publicity of the Company; (10) risks related to working with third-party manufacturers for key components of Einride’s solutions; (11) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; (12) the ability of Einride to issue securities in the future; and (13) the ability of the Company to achieve its potential long-term ARR under its joint business plans with customers.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Company’s Registration Statement on Form F-4 filed by the Company with U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications Einride

press@einride.tech

Einride@icrinc.com

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